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                            March 4, 2021

       Steven Lane
       Chief Executive Officer
       KeyStar Corp.
       9620 Las Vegas Blvd. S STE E4-98
       Las Vegas, NV 89123

                                                        Re: KeyStar Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 11,
2021
                                                            File No. 333-252983

       Dear Mr. Lane:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed February 11, 2021

       Prospectus Cover, page iii

   1. We note that Zixiao Chen, your Chief Financial Officer, Treasurer, and Director, owns
                                                        100% of your Series A
Preferred Stock and that each share of Series A Preferred Stock is entitled to 100 votes
per share. Please disclose on your prospectus cover and in your prospectus summary the
percent of the voting power controlled by Ms. Chen. We also
                                                        note your disclosure on
page 9 that your insiders own    a majority    of your outstanding
                                                        common stock and Series
A Preferred Stock and that they are able to    substantially
                                                        influence    all
matters requiring stockholder approval. Please revise this disclosure to more accurately
describe Ms. Chen   s voting power and the disparate voting rights of your
                                                        Series A Preferred
Stock.
 Steven Lane
FirstName  LastNameSteven Lane
KeyStar Corp.
Comapany
March      NameKeyStar Corp.
       4, 2021
March2 4, 2021 Page 2
Page
FirstName LastName
Description of Securities, page 18

2. Please disclose the provisions in your bylaws requiring advance notice for stockholder proposals to be submitted in connection with your annual meeting. Please also disclose that only your board of directors has the power to amend your bylaws. Discuss the effect these provisions may have on delaying, deferring or preventing a change of control. Refer to Item 202(a)(5) of Regulation S-K.
Description of Business, page 22

3. Please add disclosure discussing how you plan to generate revenue from your convention services. If you do not yet know, please disclose that is the case. Certain Relationships and Related Party Transactions, page 27

4.       Please include the names of each of the related parties that you refer
to only as    a related
         party    in this section. For example, you disclose,    On April 16,
2020, the Company
         issued 26,000,000 common shares to a related party in exchange for cash proceeds of
         $13,000.    Refer to Item 404(a)(1) of Regulation S-K.
Security Ownership of Certain Beneficial Owners, page 29

5. Please revise your tabular disclosure to reflect the beneficial ownership of the company before and after the offering. In addition, please specify the number of shares held by
         Blue Sea Assets, LLC and by Topsight Corporation over which Mr. Lane and Ms. Chen exercise voting and/or investment power, respectively. Refer to Item 403 of Regulation S-
         K.
6. We note footnote (2) and your acknowledgement that the table reflects shares which the shareholder has the right to acquire, yet the table does not appear to reflect the number of shares Ms. Chen could acquire upon conversion of the Series A Preferred Stock or the
         Demand Convertible Promissory Note. Please revise or tell us why this disclosure is not necessary.
 Steven Lane
FirstName  LastNameSteven Lane
KeyStar Corp.
Comapany
March      NameKeyStar Corp.
       4, 2021
March3 4, 2021 Page 3
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Scott Doney, Esq.